UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month April 2024

Commission File Number 001-32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W),

Mumbai 400 079, India

+91-22-6826-2100

Malta House, 36-38 Piccadilly, London W1J 0DP

515 Madison Avenue, 8th Floor, New York, NY 10022

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No: 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042), Form S-8 filed on October 31, 2018 (File No. 333-228070) and Form S-8 filed on October 21, 2020 (File No. 333-249577).

Other Events

Ms. Françoise Gri, who is currently serving as a Non-Executive Director of the Company, will complete her nine-year term as director on May 5, 2024. At its meeting held on April 24, 2024, the Board extended Ms. Gri’s term as Class III Director of the Company for an additional period of one year until May 5, 2025. Her re-appointment is subject to re-election at the next annual general meeting of the Company. The Board believes that the extension of Ms. Gri’s term as a director is in the interest of the Company and its shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (HOLDINGS) LIMITED
Date: April 25, 2024

	By:	/s/ Gopi Krishnan
	Name:	Gopi Krishnan
	Title:	General Counsel